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18005404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2018

Washington DC
408

SEC FILE NUMBER
8-52989

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jump Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 W. Chicago Ave. Suite 825
(No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Hickey — 312-205-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Colleen Hickey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jump Trading LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ADRIAN GONZALEZ
Official Seal
Notary Public - State of Illinois
My Commission Expires Jul 27, 2020

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JUMP TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2017

JUMP TRADING, LLC

TABLE OF CONTENTS

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers and the Member of Jump Trading, LLC:

Opinion on the Financial Statement –Statement of Financial Condition

We have audited the accompanying statement of financial condition of Jump Trading, LLC (the "Company") as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2018

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL,60606
T: (312)298 2000, F: (312) 298 2001, www.pwc.com/us

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2017

(Expressed in U.S. dollars in millions unless otherwise stated)

ASSETS

ASSETS		
Cash and cash equivalents	$	11.2
Securities owned, at fair market value		251.3
Due from broker-dealers and clearing organizations		48.2
Due from related parties		5.8
Memberships in exchanges, at cost (fair value $1.3)		1.2
Other assets		6.1
TOTAL ASSETS	**$**	**323.8**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses		5.4
Securities sold, not yet purchased, at fair value		156.2
Due to broker-dealers and clearing organizations		59.3
Due to related parties		11.4
TOTAL LIABILITIES		**232.3**
MEMBER'S EQUITY		**91.5**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**323.8**

The accompanying notes are an integral part of this financial statement

NOTE 1 Nature of Operations

Jump Trading, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of various exchanges. The Company clears some of its trading activity through an affiliate and some through other broker-dealers. The Company is also a market maker at certain exchanges. The Company engages in various trading activities primarily in exchange traded futures, exchange traded options, exchange traded funds, equities and fixed income securities. All trading activities are proprietary and done for the benefit or loss of the member and no customer accounts are maintained.

The Company is organized as a limited liability company under the Limited Liability Company Act of the State of Delaware. As a limited liability company, the member's liability is limited to the extent of its direct equity investment.

Jump Trading Holdings, LLC ("Holdings") owns 100% of the Class A shares of the Company. Holdings also owns Jump Trading International, Ltd. ("International"), JTIL Services, Ltd. ("JTIL Services"), Jump Trading Futures, LLC ("Futures"), Jump Clearing, LLC ("Clearing"), Jump Liquidity, LLC ("Liquidity"), JGL, LLC, and JTP Holdings Pte Ltd. ("Pacific Holdings"). Pacific Holdings is the holding company of Jump Trading Pacific, Pte Ltd. ("Pacific") and Yue Shen Investment Advisory Services (Shanghai) Co, Ltd.

NOTE 2 Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, money market funds, and deposits with maturities of three months or less at the date of acquisition. Cash balances at each institution are insured by the Federal Deposit Insurance Corporation up to $0.25. The Company has cash balances in excess of $0.25 with various financial institutions as of December 31, 2017. Money market funds are valued based upon net asset value (NAV) on each measurement date.

Securities and Derivatives Transactions

Proprietary securities and futures transactions in regular way trades are recorded on the trade date. Profit and loss arising from all securities and futures transactions entered into for the account and risk of the Company, when present, are recorded on a trade date basis. Realized gains or losses on derivatives, including exchange traded futures and options, are recognized in the Statement of Operations as Trading gains, net. All securities are valued at fair value, which is the market value, and the resulting difference between cost and market is included in Trading gains, net in the Statement of Operations. Fair values of exchange traded futures are recorded in Due from or to broker-dealers and clearing organizations. Fair values of exchange traded options are recorded in Securities owned, at fair value or Securities sold, not yet purchased, at fair value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the Statement of Financial Condition within Due to or from broker-dealers and clearing organizations. The amounts are presented net, by counterparty, when the Company has legal right of offset.

Securities Sold Not Yet Purchased

The Company has sold securities that it does not currently own and therefore may be obligated to purchase such securities at a future date. The Company has recorded these obligations of $156.2 in the financial statements as of December 31, 2017 at fair value which is the market value of the related securities. There is risk the company may settle these obligations at amounts that may differ materially from amounts recorded and the risk is unlimited.

Fair Value of Financial Instruments

The Company's short-term financial instruments consist of the following: cash and cash equivalents and money market funds. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments' short-term nature. Money market funds are valued at Net Asset Value.

For the fiscal year ended December 31, 2017, there have been no changes in the application of valuation methods applied to similar assets and liabilities

Derivative Financial Instruments

Derivative financial instruments used for trading purposes are carried at fair value. The Company may enter into derivatives for economic hedging purposes and the associated gain or loss is reflected in Trading gains, net on the Statement of Operations. Fair value for exchange traded derivatives, principally futures, are based on quoted market prices.

As of December 31, 2017 the Company had the following open derivative contracts, all included in Due to or Due from broker-dealers and clearing organizations on the Statement of Financial Condition:

(Expressed in U.S. dollars in thousands, contracts expressed in whole numbers)

	Assets		*Liabilities*	
	Fair Value ($000)	*Number of contracts*	*Fair Value ($000)*	*Number of contracts*
Commodity futures contracts	$ 52	193	$ (34)	167
Foreign currency futures contracts	-	-	(107)	143
Equity futures contracts	154	521	(451)	704
Interest rate futures contracts	-	-	(8)	70
Options contracts	23,872	68,412	(21,544)	83,300
Total	$ 24,078	69,126	$ (22,144)	84,384

(Expressed in U.S. dollars in millions unless otherwise stated)

The following table represents derivative assets and liabilities on a gross basis as well as amounts that are offset on the Statement of Financial Condition:

	Gross Amount	Gross Amount Offset	Net amount on statement of financial condition
Assets			
Commodity futures contracts	$ 52	$ 34	$ 18
Foreign currency futures contracts	-		-
Equity futures contracts	154	154	-
Options contracts	23,872	21,544	2,328
Total	$ 24,078	$ 21,732	$ 2,346
Liabilities			
Commodity futures contracts	$ 34	$ 34	$ -
Foreign currency futures contacts	107	-	107
Equity futures contracts	451	154	297
Interest rate futures contracts	8	-	8
Options contracts	21,544	21,544	-
Total	$ 22,144	$ 21,732	$ 412

Memberships in Exchanges

The Company's exchange memberships are trading rights which represent the right to conduct business on the exchange. These memberships are accounted for as indefinite lived intangible assets, recorded at cost, which are reviewed annually for impairment or when events indicate there may be an impairment. The disclosure of the fair value of exchange memberships is based on recent sales, where available.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are expensed as incurred. As of December 31, 2017, the related balance consisted primarily of exchange fees payable.

Income Tax

As a limited liability company with a single owner, the Company is treated as a disregarded entity for Federal and Illinois income tax purposes. All income and expense of the Company is reported on the tax returns of the Company's sole member, Jump Trading Holdings, LLC. Consequently, no provision or liability for income taxes has been included in the financial statements.

The Company is subject to the accounting standard for uncertainty in income taxes. In accordance with ASC 740, the Company has evaluated tax positions taken or expected to be taken for all open tax years to determine whether the tax provisions are more likely than not to be sustained by the applicable tax authority. Based on this analysis, there were no tax positions not deemed to meet a more likely than not threshold. Therefore, no tax provision, including any interest and penalties, has been recorded as of December 31, 2017.

Income tax returns filed or to be filed by the Company's sole member for the years ended December 31, 2014, 2015, 2016, and 2017 are also subject to examination by the relevant tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 Fair Value of Financial Instruments

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company is able to classify fair value balances based on the observability of those inputs. This standard establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by this standard are as follows:

Level 1 – Fair value is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets in which the Company can participate. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments subject to this standard and includes in level 3 all of those whose fair value is based on significant unobservable inputs.

(Expressed in U.S. dollars in millions unless otherwise stated)

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2017. As required by this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The Company utilizes exchange market data to obtain closing prices to value financial instruments.

	Level 1	Level 2	Level 3	Total Fair Value
Financial instruments at fair value:				
Equity securities	$216.1	-	-	$ 216.1
U.S. treasuries	11.3	-	-	11.3
Cash equivalents	7.5			7.5
Equity options	23.9	-	-	23.9
Total financial instruments at fair value	$258.8	-	-	$ 258.8
Total futures derivatives	$ (0.4)	-	-	$ (0.4)
Securities sold, not yet purchased				
Equity options	21.5	-	-	$ 21.5
Equity securities	134.7	-	-	134.7
Total securities sold, net yet purchased	$156.2	-	-	$ 156.2

NOTE 4 Due From/To Broker-Dealers and Clearing Organizations

The Company generally clears its proprietary transactions through other broker-dealers. As of December 31, 2017, the Company had amounts due from these broker-dealers and clearing organizations of $48.2 and amounts due to broker-dealers and clearing organizations of $59.3. The amounts payable to broker-dealers and clearing organizations are collateralized by securities owned by the Company. Included in due to/from broker-dealers and clearing organizations are deposits, margin, unsettled transactions, and variation margin.

(Expressed in U.S. dollars in millions unless otherwise stated)

NOTE 5 Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consisted of trading and investment securities trading at fair value, as follows as of December 31, 2017:

Securities	Securities owned	Securities sold, not yet purchased
Equity securities	$ 216.1	$ 134.7
Equity options	23.9	21.5
U.S. treasuries	11.3	-
Total	$ 251.3	$ 156.2

NOTE 6 Memberships in Exchanges

The Company owns various exchange memberships at the Chicago Stock Exchange ("CHX"), Chicago Board of Trade ("CBOT"), and International Securities Exchange ("ISE").

The Company carries these exchange memberships at their cost (less any recognized impairment) of $1.2. As of December 31, 2017, fair market value of these memberships and shares was approximately $1.3.

NOTE 7 Related Parties

The following table presents amounts Due to and from related parties at December 31, 2017:

	Due to related party as of December 31, 2017	Due from related party as of December 31, 2017	
Jump Operations, LLC	$ 6.4	$ -	[Note 1]
Jump Systems, LLC	5.0	-	[Note 2]
Jump Futures	-	5.8	[Note 3]

[Note 1] The Company entered into a shared services agreement with Jump Operations, LLC ("Operations") in November 2008, as amended July 1st, 2017. The agreement covers trading compensation expense, non-trading community compensation expense, and other various back office operating expenses, such as occupancy, professional services, and technology services, and is automatically renewed annually unless cancelled by either party with thirty days notice. Under the agreement, the Company pays its portion of "Operations" expenses.

[Note 2] The Company entered into a shared services agreement with Jump Systems, LLC ("Systems") in January 2012. The agreement covers various technology infrastructure expenses and is automatically renewed annually unless cancelled by either party with sixty days notice. Under the agreement, the

Company pays its portion of "Systems" expenses plus a mark-up.

[Note 3] The Company has a clearing agreement with Jump Trading Futures, LLC ("Futures"). Futures provides clearing services for the Company and collects fees for these services. The Company also has collateral on deposit with Futures to satisfy its obligations with the exchange in relation to trading activity. Included in the Due from related parties balance is the due from Futures related to a collateral deposit.

The Company has a revolving line of credit in the amount of $50.0 with its ultimate parent Jump Financial, LLC. No amounts were withdrawn or repaid under the line of credit during the year ended December 31, 2017. Additionally, no amounts were outstanding under the line of credit as of December 31, 2017. The facility is renewed each year unless notified in writing by either party.

Certain individuals who provide services to the Company are also members of an entity which has a minority ownership interest in Holdings. This entity receives an allocation of income and loss, as well as distributions, from Holdings. For these individuals, the Company recognizes compensation expense in the Statement of Operations for the amounts due to these individuals. As the amounts due to this entity are settled by Holdings, the Company accounts for these as non-cash capital contributions in the Statement of Changes in Member's Equity.

The Company entered into an agreement with Jump Algorithms, LLC ("Algo") on January 1, 2013, whereby the Company assigns any intellectual property created by the Company to Algo in exchange for a nonexclusive license to Algo's intellectual property.

NOTE 8 Credit Risk, Financing Risk, and Market Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty.

The Company finances a significant portion of its securities transactions. Financing risks include the exposure the Company has to margin requirements in place with clearing brokers and counterparties, and the risk that ongoing financing arrangements may not be available in the future at rates which are desirable to the Company. Changes in margin requirements, including the related changes in fair value of investments, may result in the Company having to pledge additional margin or to sell securities to meet required margin. These activities may take place when market conditions are not optimal and may result in a realized loss on securities transactions and additional margin requirements with clearing brokers and counterparties.

Market risk is the potential for changes in the value of Financial Instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices. Market risk is directly impacted by volatility and liquidity in the markets. As a quantitative trading firm, the Company's trading levels may vary significantly on an intraday basis as a

(Expressed in U.S. dollars in millions unless otherwise stated)

result of changing market and economic conditions. End of day positions may not be representative of trading levels conducted by the Company during the trading day.

The Company relies on service providers that are integral to its revenue generating activities. A disruption of services provided such as connectivity may have an impact on the financial results of the Company.

The Company may invest directly in non-U.S. currencies, securities that are denominated in non-U.S. currencies, or in derivatives that provide exposure to non-U.S. currencies, and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar. Currency rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by government entities, central banks or supranational entities, or by the imposition of currency controls or other geopolitical developments.

NOTE 9 Contingencies

In the normal course of business, from time to time, the Company may be involved in legal or regulatory proceedings and/or inquiries concerning matters arising in connection with the conduct of its operations. In the Company's opinion, there are no matters that may ultimately result from such legal and regulatory actions which are expected to have a material adverse effect on the financial position, results of operations, or liquidity of the Company. The Company may enter into agreements with indemnifications in the normal course of business.

NOTE 10 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

As of December 31, 2017, the Company had net capital of $29.6, which was $28.5 in excess of its required net capital of $1.1. The Company's ratio of aggregate indebtedness to net capital was 0.5 to 1.

NOTE 11 Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017 and through the date the financial statements are issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report, or would be required to be recognized in the financial statements.